

40-33
811-01474
Branch 18

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

July 1, 2005

*Aim Stock Funds*



SEC MAIL PROCESSING
RECEIVED
JUL 5 2005
WASH, D.C. 198 SECTION

**VIA CERTIFIED MAIL/RRR**





05060939

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by AIM Investments, LTD., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), A I M Capital Management, Inc., INVESCO Institutional (N.A.), Inc., and the following persons:

| | |
|---|---|
| Bob R. Baker | Robert H. Graham |
| Frank S. Bayley | Gerald J. Lewis |
| James T. Bunch | Prema Mathai-Davis |
| Bruce L. Crockett | Lewis F. Pennock |
| Albert R. Dowden | Ruth H. Quigley |
| Edward K. Dunn, Jr. | Louis S. Sklar |
| Jack M. Fields | Larry Soll |
| Carl Frischling | Mark H. Williamson |



Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AIM Investments, LTD., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), A I M Capital Management, Inc., INVESCO Institutional (N.A.), Inc., and the following persons, a copy of an **Reply Memorandum of Law in Further Support of The Independent Trustee Defendants' Motion to Dismiss, A I M Defendants' Memorandum of Law in Reply to Plaintiffs' Opposition to A I M Defendants' Motion to Dismiss** and **Order Granting Defendants' Motion to Extend Time to Reply** in *Avo Hogan, et al. v. AIM Investments, LTD., et al.*

| | |
|---|---|
| Bob R. Baker | Robert H. Graham |
| Frank S. Bayley | Gerald J. Lewis |
| James T. Bunch | Prema Mathai-Davis |
| Bruce L. Crockett | Lewis F. Pennock |
| Albert R. Dowden | Ruth H. Quigley |
| Edward K. Dunn, Jr. | Louis S. Sklar |
| Jack M. Fields | Larry Soll |
| Carl Frischling | Mark H. Williamson |

S:\srr\Litigation\Hogan v AIM\Corr\L-070105SEC.doc
070105 (1) vtt

Sincerely,



Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

UNITED STATES DISTRICT COURT
FOR THE NORTHERN DISTRICT OF TEXAS
DALLAS DIVISION

| | | |
|---|---|---|
| AVO HOGAN and JULLIAN W. MEADOWS, On Behalf of Themselves and All Others Similarly Situated,<br><br>Plaintiffs,<br><br>v.<br><br>BOB R. BAKER, et al.,<br><br>Defendants. | : | Civil Action No.3:05-CV-73 |

**REPLY MEMORANDUM OF LAW IN FURTHER SUPPORT OF**
**THE INDEPENDENT TRUSTEE DEFENDANTS' MOTION TO DIMISS**

Defendants Bob R. Baker, Frank S. Bayley, James T. Bunch, Bruce L. Crockett, Albert R. Dowden, Edward K. Dunn, Jr., Jack M. Fields, Carl Frischling, Gerald H. Lewis, Prema Mathai-Davis, Lewis F. Pennock, Ruth H. Quigley, Louis S. Sklar and Larry Soll (collectively, the "Independent Trustees"), submit this reply memorandum of law in further support of their motion to dismiss the Complaint in this action. The Independent Trustees also join in and incorporate by reference the arguments set forth in the reply memorandum of law simultaneously filed by the other named defendants (the "AIM Motion").

## ARGUMENT

Although styled as a "joint opposition," plaintiffs' memorandum of law opposes only the arguments raised in the AIM Motion. Pls. Memo at 1, fn. 1. It completely ignores the additional argument separately raised by the Independent Trustees in their motion apparently because the argument is not "novel" enough. *Id.* ("While the Independent Trustee Defendants' motion purports to make additional arguments not included in [the AIM] Defendants' Motion, in fact, no novel arguments are proffered.")

There is certainly nothing "novel" about the business judgment rule. This long-standing rule of corporate governance has always required dismissal of negligence and breach of fiduciary duty claims absent, as here, evidence of self-dealing or gross negligence by a director defendant. For this reason and because the plaintiffs have not challenged the applicability of the business judgment rule, all of the claims asserted against the Independent Trustees should be dismissed.

Respectfully submitted,

NICKENS KEETON LAWLESS
FARRELL & FLACK, L.L.P.



Paul D. Flack (SBT 00786930)
600 Travis Street, Suite 7500
Houston, Texas 77002
Tel: (713) 571-9191
Fax: (713) 571-9652

Attorneys for Defendants Bob Baker, Frank S. Bayley, James T. Bunch, Bruce L. Crockett, Albert R. Dowden, Edward K. Dunn, Jr. Jack M. Fields, Carl Frischling, Gerald J. Lewis, Prema Mathai-Davis, Lewis F. Pennock, Ruth H. Quigley, Louis S. Sklar and Larry Soll

## CERTIFICATE OF SERVICE

I hereby certify that I have served a true and correct copy of the Reply Memorandum of Law in Further Support of the Independent Trustee Defendants' Motion to Dismiss on all parties who have appeared in this action, on June 29, 2005, addressed as follows:

Randall K. Pulliam, Esq.
BARON & BUDD, P.C.
3102 Oak Lawn Avenue, Suite 1100
Dallas, Texas 75219

Paul E. Ridley, Esq.
KIRKPATRICK & LOCKHART NICHOLSON
2828 N. Harwood Street, Suite 1800
Dallas, Texas 75201



Paul D. Flack

## TABLE OF CONTENTS

## TABLE OF AUTHORITIES

### CASES

**FEDERAL STATUTES**

**UNITED STATES DISTRICT COURT**
**NORTHERN DISTRICT OF TEXAS**
**DALLAS DIVISION**

| | | |
|---|---|---|
| **AVO HOGAN and JULIAN W. MEADOWS,** | ) | |
| **On Behalf of Themselves and All Others** | ) | |
| **Similarly Situated,** | ) | |
| | ) | |
| **Plaintiffs,** | ) | |
| | ) | **Civil Action No. 3:05-CV-73** |
| **v.** | ) | |
| | ) | |
| **BOB R. BAKER, et al.,** | ) | |
| | ) | |
| **Defendants.** | ) | |

**A I M DEFENDANTS' MEMORANDUM OF LAW IN REPLY TO PLAINTIFFS' OPPOSITION TO A I M DEFENDANTS' MOTION TO DISMISS**

Defendants, A I M Advisors, Inc., A I M Capital Management, Inc., INVESCO Institutional (N.A.), Inc.,[1] Mark H. Williamson and Robert H. Graham[2] (collectively the "A I M Defendants"), submit this Memorandum in Reply to Plaintiffs' Opposition ("Opposition") to the Motion to Dismiss the Complaint in this action.

The Opposition fails to address many of the points raised in the A I M Defendants' initial Memorandum. Where plaintiffs do offer responses, their authority provides no support for the claims they advance. Each of plaintiffs' claims has been examined and dismissed in a recent decision by the United States District Court for the Central District of California, *Mutchka v. Harris*, __ F. Supp. 2d __, 2005 WL 1414304 (C.D. Cal. June 8, 2005) (copy attached). In

---

[1] Defendants A I M Advisors, Inc., A I M Capital Management, Inc. and INVESCO Institutional (N.A.), Inc., (collectively "the Adviser Defendants") are investment advisers alleged to be responsible for the management of the A I M group of approximately 70 mutual funds known as the A I M Funds. Another corporate defendant named in the Complaint, "A I M Investments, Ltd." is a non-existent entity and thus not subject to suit.

[2] Messrs. Williamson and Graham are referred to as "Interested Trustees" because they are officers of one or more of the Adviser Defendants. The trustees who are "not interested" or independent are separately represented and are simultaneously moving to dismiss.

*Mutchka*, which involved identical claims against another Fund complex, the Court held that all of plaintiff's non-Section 36(b) claims were derivative, not direct, and that all of the Counts alleging violation of Sections 36(a), 36(b) and 47(b) of the Investment Company Act of 1940 ("ICA"), 15 U.S.C. § 35(a), 35(b) and 46(b), should be dismissed for failure to state a claim. The reasoning in *Mutchka* is persuasive and compels dismissal here as well.

This case should also be dismissed because Plaintiffs have failed to allege standing under Article III as required by recent controlling Fifth Circuit precedent. This issue, which was not directly addressed in *Mutchka*, provides an independent basis for dismissal.

**A. Plaintiffs Lack Standing.**

In their opening brief the A I M Defendants showed that Plaintiffs' vague allegations – – that they each owned shares in one unidentified fund that may, or may not, have failed to participate in a class action settlement – – alleged a speculative injury that did not support standing under controlling Supreme Court and recent Fifth Circuit precedent. Rather than provide specific facts to support an injury, Plaintiffs' Opposition provides only more speculation and arguments that attempt to avoid the issue. Plaintiffs rely heavily on a law review article that asserts that statistical data indicates that "institutional investors" are not always filing claims in class actions settlements. The article only confirms the speculative nature of Plaintiffs claims: it does not identify *any* A I M fund or the A I M Funds in general as "institutional investors" that have failed to file proofs of claim.

Given that the allegations of the Complaint fail to establish standing, it is not surprising that Plaintiffs argue that it is "premature" to address standing now, in that the question of whether Plaintiffs have standing to bring claims involving funds in which they do not own shares must await class certification proceedings. This argument is against the weight of authority, but in any event it is irrelevant, since Plaintiffs have failed to allege Article III standing as to their own claims, which, as Plaintiffs' own cases acknowledge, is a precondition for being considered as a class representative. For example, in *Fallick v. Nationwide Life Ins. Co.*, 162 F.3d 410 (6th Cir. 1992), the court expressly stated that *"once a potential ERISA class representative establishes his individual standing to sue his own ERISA–governed plan*, there is no additional constitutional standing requirement" affecting whether they could represent a class suing other plans as well.[3] 162 F.3d at 424, quoted at Opp. at 6 (emphasis added). In other words, Plaintiffs must first establish individual standing to sue based on a fund in which they own shares during the class period. Plaintiffs have not alleged any such specific injury to support individual standing.

In this respect, it is not surprising that Plaintiffs do not address the Fifth Circuit's recent decision in *Krim v. PC Order,* 402 F.3d 489, 497 (5th Cir. 2005). Krim expressly held that even a high statistical probability that a particular plaintiff *may* have purchased pursuant to a registration statement does not create standing. *See* A I M Memo. at 5. Since these plaintiffs have not stated any facts that establish that they suffered injury, they lack standing under Article III. The Complaint in its entirety should be dismissed.[4]

### B. Plaintiffs' Claims Are Derivative and Must Be Dismissed Pursuant to Fed. R. Civ. ¶ 23.1.

Accepting Plaintiffs' allegations as true, there is no doubt the claims are derivative. The A I M Funds, not individual shareholders, own the securities that are the subject of the class

---

[3] The A I M Defendants do not agree that, assuming that Plaintiffs have Article III standing to pursue any individual claims they may have, they also have standing to sue on behalf of other Funds. *See, e.g., In re Eaton Vance Corp. Sec. Litig., 220 F.R.D. 162 (D. Mass. 2004)*; *Zucker v. A I M Advisors, Inc.*, __ F. Supp. 2d __, 2005 WL 1279211 (S.D. Tex. Jan. 20, 2005) (respectively rejecting arguments that plaintiffs may pursue individual class and Section 36(b) and other derivative claims concerning or on behalf of funds in which they do not own shares). Defendants have not addressed this argument in their motion to dismiss but reserve the right to do so should it be necessary in the class certification context.

[4] For this reason, there is no basis to defer the individual standing issue to the class certification stage.

action settlements. (Compl. ¶ 24). The Funds, as owners, hold the right to submit proofs of claim. If claims are not submitted, the Fund's assets are diminished. Any Fund shareholder's injury is entirely dependent on the injury to the Fund in which he or she owns shares. Plaintiff cannot suffer any independent injury because they own none of the subject securities. A clearer case of a derivative claim -- a claim entirely dependent on an injury to the entity -- cannot be imagined. *See Tooley v. Donaldson Lufkin & Jenrette, Inc.*, 845 A.2d 1031, 1035 (Del. 2004).

Plaintiffs' contention that an investment company is a mere "pass through" entity (Opp. at 7-9) that may be ignored for purposes of determining whether a derivative action is required has been overwhelmingly rejected by many courts and implicitly by the Supreme Court in its discussing whether demand is required in a derivation action involving investment companies. *See Kamen v. Kemper Fin. Serv., Inc.*, 500 U.S. 90, 108-09 (1991) (whether claim under ICA is derivative or direct is determined by state law). As the Third Circuit stated in the leading case of *Kauffman v. Dreyfus Fund, Inc.*, 434 F.2d 727, 733 (3d Cir. 1970):

> That the worth of a share of [plaintiff-shareholder's] stock is directly proportionate to the value of a mutual fund's net assets is insufficient ... to alter the basic shareholder-corporation relationship, and to thereby confer upon [a shareholder] legal rights peculiar to the corporation. Nowhere in the cases do we find authority for the proposition that the ease and capacity of evaluating a shareholder's redemptive value of mutual fund shares can vest in him a pro-rata share of the corporation's primary right to sue.[5]

[5] *See also Lapidus v. Hecht*, 232 F.3d 679, 683 (9th Cir. 2000) (mutual fund shareholder does not have standing to maintain a direct claim [under ICA] when the alleged injury is inflicted only on the corporation, and the only injury to the shareholder is the indirect harm which consists of the diminution in the value of shares"); *Gordon v. Fundamental Investors, Inc.*, 362 F. Supp. 41, 46, 47 (S.D.N.Y. 1973) (rejecting contention that a "mutual fund differs from the ordinary business corporation" and should be treated differently for standing, as plaintiffs here contend, since "the redemption feature of the open-end fund does not give the shareholder, in law, a share in the fund's assets. It simply determines the price at which he may redeem."); *Weiner v. Winters*, 50 F.R.D. 306, 310-11 (S.D.N.Y. 1970) ("Plaintiff's contention that since each fund is no more than the alter ego of its stockholders due to the 'net asset value' redemption requirements and thus that the stockholders and the funds have been jointly wronged, is without merit."); *Green v. Nuveen Advisory Corp.*, 186 F.R.D. 486, 490 (N.D. Ill. 1999) ("[P]laintiffs argue that the value of their investment was diminished ... [and] that plaintiffs were harmed as common shareholders by the Funds' payment of certain fees .... Diminution in value of the common stock due to advisory

The only case Plaintiffs cite in support of their "pass through" contention, *Strigliabotti v. Franklin Resources,* No. C 04-00883 SI, 2005 WL 645529 (N.D. Cal. March 7, 2005), is at odds with the overwhelming weight of authority,[6] including the recent decision in *Mutchka* which held that the precise claims for breach of fiduciary duty and negligence made here are derivative. *Id.*

**C. Plaintiffs' Federal Claims Must Be Dismissed for Failure to State a Claim.**

**1. There is No Private Right of Action Under Section 36(a).**

In arguing for an implied right of action under Section 36(a), Plaintiffs again overlook overwhelming precedent, this time the Supreme Court's decision in *Alexander v. Sandoval,* 532 U.S. 275 (2001). While they briefly reference *Sandoval,* plaintiffs ignore entirely its analysis, and revert to pre-*Sandoval* cases that rely on an analysis that *Sandoval* repudiates as part of the "*ancien regime.*" *See Sandoval,* 532 U.S. at 287; *Olmsted v. Pruco Life Insurance Co.*, 283 F.3d 429 (2d Cir. 2002).[7] In *Mutchka* the court expressly accepted the *Sandoval/Pruco* analysis and found no implied private right of action under Section 36(a).

Moreover, in *Sandoval* the Supreme Court expressly rejected reliance on post-enactment legislative history to create implied rights, the very argument that Plaintiffs advance on page 12

---

fees paid by the Funds is an injury to the Funds, and any harm to the plaintiffs as common shareholders is derivative in nature. The plaintiffs cannot assert a direct class action for such injuries.").

6 Indeed, *Strigliabotti* does not cite any of the cases discussing whether particular types of claims involving mutual funds are direct or derivative.

7 Plaintiffs argue that the Second Circuit's decision in *Strougo v. Bassini,* 282 F.3d 162 (2d Cir. 2002), decided contemporaneously with *Pruco,* recognized an implied right of action. This contention is incorrect. The issue in *Strougo* was whether claims that certain shareholders who suffered "dilution" from a rights offering had direct claims. The Court merely assumed such a right existed because the appellant did not argue the issue. The Second Circuit has subsequently indicated that it has not decided the status of the implied right of action under Section 36(a). *See Scalisi v. Fund Asset Mgmt. L.P.*, 380 F.3d 133, 136 n. 4 (2d Cir. 2004).

of their Opposition. 532 U.S. at 292.[8] The law set by *Sandoval* and subsequent decisions requires that the intent to create a private right of action be found in the text of the statute and where no right is found, it is presumed Congress did not intend to create one. *See Pruco*, 283 F.3d at 432; *Mutchka*, 2005 WL 1414304, at *4; *Chamberlain v. Aberdeen Asset Mgt. Limited*, No. 02-CV-5870SJ, 2005 WL 195520, at *2 (E.D.N.Y. Jan. 21, 2005).[9]

**2. Plaintiffs Fail to State a Claim Under Section 36(b).**

All the cases agree: Section 36(b) is addressed to excessive fees; it is not a general statute that allows a plaintiff to sue for a breach of fiduciary duty. As the Second Circuit has succinctly stated, "[Section] 36(b) was addressed only to cases where the advisory fee was attacked as such . . . ." *Fogel v. Chestnutt*, 668 F.2d 100, 112 (2d. Cir. 1981). *See Migdal v. Rowe Price-Fleming Int'l, Inc.*, 248 F.3d 321 (4th Cir. 2001). Even those decisions cited by Plaintiff recognize that the statute is so limited. Here, Plaintiffs contend that Section 36(b) may be used to require a management company to forfeit compensation for alleged breaches of duties and negligence having nothing to do with the level of fees. Section 36(b) does not encompass such a claim. Since the Complaint does not indicate that the fees are excessive in any way, the Complaint fails to state a claim. *See Mutchka*, 2005 WL 1414304, at *3.

**3. Plaintiffs Have Failed to State a Claim Under Section 47(b).**

Plaintiffs contend that the alleged breach of duty in failing to submit claims to settlement administrators renders the entire management contract void and subject to rescission. As the

---

[8] *See also Central Bank of Denver, N.A. v. First Interstate Bank of Denver*, N. A., 511 U.S. 164, 185-86 (1994). The Second Circuit ***has specifically rejected the legislative history of the 1980 amendments as a basis for inferring a private right of action under earlier-enacted provisions of the ICA.*** *See Reeves v. Cont'l Equities Corp. of America*, 912 F.2d 37, 42 (2d Cir. 1990) ; *Pruco*, 283 F.3d at 435.

[9] Both *Mutchka* and *Chamberlain* expressly relied on *Sandoval* and *Pruco* in holding that no private right could be implied under Section 36(a). While the decision in *Chamberlain* was vacated at the request of the parties in a settlement, the Court nonetheless emphasized that "this does not constitute a reconsideration of the merits or the negation of the substance of the previously issued Order." *See A I M* App. at 3-4. *Chamberlain's* analysis of *Sandoval* and *Pruco* thus remains persuasive authority.

cases uniformly demonstrate, Plaintiffs are not parties to this contract and, therefore, can only sue derivatively. *See Transamerica Mort. Advisers, Inc. v. Lewis,* 444 U.S. 11 (1979); *Lessler v. Little*, 857 F.2d 866, 874 (1st Cir. 1988). Plaintiffs do not address these decisions.

In any event, as Plaintiffs argue, Section 47(b) is remedial only, it creates no new cause of action. Since Plaintiffs' other claims under the ICA fail, there is no predicate for a Section 47(b) claim, and it must be dismissed as well. *See Mutchka*, 2005 WL 1414304, at *5.

**Conclusion**

For the foregoing reasons, the Complaint should be dismissed.

Respectfully submitted,



Paul E. Ridley
State Bar No. 16901400

KIRKPATRICK & LOCKHART
NICHOLSON GRAHAM LLP
2828 North Harwood Street, Suite 1800
Dallas, Texas 75201
(214) 939-4900 (main)
(214) 939-4949 (fax)

ATTORNEYS FOR DEFENDANTS A I M ADVISORS, INC., A I M CAPITAL MANAGEMENT, INC., INVESCO INSTITUTIONAL (N.A.), INC., MARK H. WILLIAMSON AND ROBERT H. GRAHAM

Of Counsel:

Jeffrey B. Maletta
1800 Massachusetts Avenue, N.W.
Washington, D.C. 20036
(202) 778-9000

## CERTIFICATE OF SERVICE

I hereby certify that a true and correct copy of the foregoing Memorandum of Law in Reply to Plaintiffs' Opposition to A I M Defendants' Motion To Dismiss has been sent by certified mail, return receipt requested on the 29th day of June, 2005, to the following counsel of record:

Randall K. Pulliam
BARON & BUDD, P.C.
3102 Oak Lawn Avenue, Suite 1100
Dallas, Texas 75219

Paul D. Flack
NICKENS KEETON LAWLESS
FARRELL & FLACK, L.L.P.
600 Travis Street, Suite 7500
Houston, Texas 77002


Paul E. Ridley

Westlaw.

2005 WL 1414304 Page 1

--- F.Supp.2d ---
**(Cite as: 2005 WL 1414304 (C.D.Cal.))**

**Motions, Pleadings and Filings**

Only the Westlaw citation is currently available.

United States District Court,
C.D. California.
Charles MUTCHKA, et al, Plaintiffs,
v.
Brent R. HARRIS, et al, Defendant.
**No. SACV0534JVSANX.**

June 8, 2005.

**Background:** Mutual fund investors brought action against investment advisors and managers of mutual fund family, alleging violations of Investment Company Act (ICA), and state law claims based on their failure to ensure that the funds participated in securities class actions for which they were eligible. Defendants filed motion to dismiss.

**Holdings:** The District Court, Selna, J., held that:
(1) investors had standing;
(2) section ICA providing a cause of action against investment advisors who charge excessive fees did not extend to claims against investment advisors for alleged breach of their general fiduciary duties;
(3) implied private right of action did not exist under section of ICA addressing breaches of fiduciary duties that involve personal misconduct; and
(4) mutual fund investors' negligence and breach of fiduciary claims had to be brought derivatively.
Motion granted.

**[1] Federal Civil Procedure ⟹0**

Investors in a mutual fund within a family of funds had standing to sue investment advisors and managers of fund family for their failure to ensure that the funds participated in securities class actions for which they were eligible; whether the investors could represent the holders of other funds on a class basis was a question to be addressed if and when they attempted to certify such a class. U.S.C.A. Const. Art. 3, §2, cl. 1.

**[2] Securities Regulation ⟹0**
Section of the Investment Company Act (ICA) providing a cause of action against investment advisors who charge excessive fees is limited in scope and does not extend to claims against investment advisors for alleged breach of their general fiduciary duties. Investment Company Act of 1940, § 36, 15 U.S.C.A. § 80a-35(b).

**[3] Securities Regulation ⟹0**
Even if investors had cause of action against investment advisors under Investment Company Act (ICA) for breach of their general fiduciary duties, their claim had to be brought derivatively. Investment Company Act of 1940, § 36, 15 U.S.C.A. § 80a-35(b).

**[4] Securities Regulation ⟹0**
Implied private right of action did not exist under section of Investment Company Act (ICA) addressing breaches of fiduciary duties that involve personal misconduct. Investment Company Act of 1940, § 36, 15 U.S.C.A. § 80a-35(a).

**[5] Action ⟹0**
Factors considered in determining whether implied private right of action exists under a federal statute are: (1) whether plaintiff one of the class for whose especial benefit the statute was enacted; (2) whether there is any indication of legislative intent, explicit or implicit, either to create such a remedy or to deny one; (3) whether it is consistent with the underlying purposes of the legislative scheme to imply such a remedy for the plaintiff; and (4) whether the cause of action is one traditionally relegated to state law, in an area basically the concern of the States, so that it would be inappropriate to infer a cause of action based solely on federal law.

**[6] Securities Regulation ⚿0**
Private right of action did not exist under section of Investment Company Act (ICA) rendering contract made or performed in violation of Act unenforceable. 15 U.S.C. § 80a-46(b).

**[7] Corporations ⚿0**
Under Massachusetts law, a shareholder may bring a direct action for injuries done to him in his individual capacity if he has an injury which is separate and distinct from that suffered by other shareholders; if the injury merely is a reduction in the price of stock, then the suit must be derivative.

**[8] Securities Regulation ⚿0**
Under Massachusetts law, mutual fund investors' negligence and breach of
fiduciary claims against investment advisors and managers of fund family for their failure to ensure that the funds participated in securities class actions for which they were eligible alleged an injury to the funds, and thus had to be brought derivatively.
Patrick A. DeBlase, Paul R. Kiesel, William L. Larson, Kiesel Boucher & Larson, Beverly Hills, for Plaintiffs.

Gidon M. Caine, Dechert Law Firm, Palo Alto, Robert A. Skinner, Ropes & Gray, Boston, MA, Mohan Vijay Phansalkar, Mohan Phansalkar Law Offices, Newport Beach, James T. Canfield, Mark D. Rowland, Ropes & Gray, Palo Alto, Tamar S. Tal, Ropes & Gray, New York, NY, for Defendants.

Order re Motion to Dismiss

SELNA, District J.

*1 Defendants have filed the instant motion to dismiss Charles Mutchka and Pauline Mutchka's (collectively, "the Mutchkas") Complaint. For the reasons set forth below, the motion is granted in full.

I. *BACKGROUND*

The Mutchkas have filed this action, on behalf of themselves and others similarly situated, against the advisors, trustees, and affiliates of the Alianz Family of Mutual Funds (collectively, "Defendants"). [FN1] The Complaint asserts that Defendants failed to ensure that the PIMCO funds participated in securities class actions for which they were eligible.

The following five causes of action are alleged: (1) violation of § 36(a) of the Investment Company Act of 1940 ("ICA") [FN2]; (2) violation of § 36(b) of the ICA; (3) violation of § 47(b) of the ICA; (4) breach of fiduciary duty; and (5) negligence. Defendants, through the instant motion, seek to dismiss all five claims.

II. *LEGAL STANDARD*

A motion to dismiss will not be granted unless it appears that the plaintiff can prove no set of facts in support of his claim that would entitle him to relief. *Conley v. Gibson,* 355 U.S. 41, 45-46, 78 S.Ct. 99, 2 L.Ed.2d 80 (1957). In resolving a Rule 12(b)(6) motion, the Court must construe the complaint in the light most favorable to the plaintiff and must accept all well-pleaded factual allegations as true. *Cahill v. Liberty Mutual Ins. Co.,* 80 F.3d 336, 337-38 (9th Cir.1996). The Court must also accept as true all reasonable inferences to be drawn from the material allegations in the complaint. *Pareto v. F.D.I.C.,* 139 F.3d 696, 699 (9th Cir.1998).

III. *DISCUSSION*

A. *Standing*

[1] Preliminarily, Defendants argue that the Mutchkas do not have standing to bring this action because the Complaint does not allege that the specific funds owned by the Mutchkas were eligible for class action settlement proceeds. (Mot., pp. 19-20.) The Mutchkas, however, argue that they are investors in the NFJ Small-Cap Value Fund, which is a mutual fund within a series of funds issued by Allianz Funds Trust ("Allianz"). (Opp'n, p. 5.) According to the Mutchkas, "every fund investing in equity securities in the PIMCO mutual fund family is part of [Allianz]." (*Id.*) Therefore, the Mutchkas conclude, they have individual standing to pursue claims against every equity fund in the PIMCO Fund Family. (*Id.*)

Defendants assert that even if the Mutchkas have

standing to bring this action on behalf of NFJ Small-Cap Value Fund shareholders, they have no standing to assert claims on behalf of shareholders of other funds. (Mot., p. 20.) The Mutchkas respond by asserting that Defendants essentially are arguing that they should not be certified as class representatives, an issue that is premature and irrelevant for purposes of a motion to dismiss. (Opp'n, pp. 5-7.) According to the Mutchkas, the only relevant issue at the pleadings stage is Article III standing, not whether the they are proper class representatives under Rule 23. (*Id.*, pp. 6-7.) The Court agrees.

*2 As with every attack raised on a Rule 12(b)(6) motion, the Court is guided by the facts pled in assessing standing. Broadly, there are three categories of defendants: PIMCO, the ultimate parent organization for the family of funds; [FN3] the management companies which act as investment advisors and have "the responsibility for the day-to-day management of the" funds; [FN4] and the individual defendants who are members of the "Board of Directors for the Funds ... [which] oversee the management of the Funds." [FN5] Although greater clarity would be preferable, the Complaint can be read to plead that PIMCO, the investment advisors, and the individual defendants played a role in each of the funds. [FN6]

Defendants premise their standing argument on the fact that the Mutchka's only owned shares in one fund. At least on standing grounds, there is no basis for precluding the Mutchkas' from asserting claims against the defendants on the basis that they managed funds other than the one in which the Mutchkas invested. *Fallick v. Nationwide Mutual Ins. Co.*, 162 F.3d 410, 422-24 (6th Cir.1998). They have pled facts which establish an actual controversy and injury with respect to each defendant, and that is sufficient for standing. Whether the Mutchkas can represent the holders of other funds on a class basis is a question to be addressed if and when they attempt to certify such a class. (*Id.* at 423.)

The present case is to be distinguished from the situation where only a subset of the defendants played a role in the management of the fund in which the Mutchkas invested. If a defendant played no role in the management of their fund, there is a substantial question whether there is standing even if the defendant played an analogous role in some other funds. *See La Mar v. H & B Novelty & Loan Co.*, 489 F.2d 461, 464 (9th Cir.1973). The Ninth Circuit has explained that "[s]tanding is a jurisdictional element that must be satisfied prior to class certification." *Lee v. State of Or.*, 107 F.3d 1382, 1390 (9th Cir.1997) (quotation marks omitted). The court in *Henry v. Circus Circus Casinos, Inc.*, 223 F.R.D. 541 (D.Nev.2004), recognized that "a plaintiff who lacks Article III standing to sue a defendant may not establish standing 'through the back door of a class action." ' *Id.* at 544 (*quoting Allee v. Medrano*, 416 U.S. 802, 828-29, 94 S.Ct. 2191, 40 L.Ed.2d 566 (Burger, C.J., concurring in part and dissenting in part)).

The Court rejects the Defendants' standing attack at the pleading stage.

B. *Federal ICA Claims*

1. Section 36(b)

Section 36(b) of the ICA provides that "the investment adviser of a registered investment company shall be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by such registered investment company, or by the security holders thereof, to such investment adviser ...." 15 U.S.C. § 80a-35(b). Claims under this section may be brought "by the [Securities and Exchange] Commission, or by a security holder of such registered investment company on behalf of such company ...." *Id.*

*3 Defendants move to dismiss the Mutchkas' claim under Section 36(b) for two reasons: (1) the claim must be brought derivatively, and the Mutchkas have not made demand or argued that it is excused; and (2) even if the claim can be brought directly, the Mutchkas fail to state a claim because "the allegations have virtually nothing to do with the advisory fees." (Mot., pp. 5-10, 14-16.)

[2] Turning initially to Defendants' second

argument, Section 36(b) is clear that it provides a cause of action only for a breach of fiduciary duty " *with respect to the receipt of compensation for services.*" 15 U.S.C. § 80a-35(b) (emphasis supplied). Indeed, "Section 36(b) is sharply focused on the question of whether the fees themselves were excessive ...." *Migdal v. Rowe Price-Fleming Int'l, Inc.,* 248 F.3d 321, 328 (4th Cir.2001). The Mutchkas do not dispute the limited nature of a claim under Section 36(b), but argue that, as a result of Defendants' alleged breach of their general fiduciary duties, "*any and all* compensation [they] received for their services to fund shareholders is excessive ." (Opp'n, p. 20) (emphasis in original). To support this argument, the Mutchkas rely on *Krantz v. Prudential Invs. Mgmt. L.L.C.,* 77 F.Supp.2d 559 (D.N.J.1999), which states that "receipt of compensation while breaching a fiduciary duty violates Section 36(b). ..." *Id.* at 565.

The Court does not believe that Section 36(b) is meant to be interpreted as broadly as the Mutchkas posit. If it were, then a claim always would be tenable under Section 36(b) whenever an investment advisor breached *any* fiduciary duty. That, however, is not the purpose of 36(b). As many circuits have recognized, Section 36(b) is limited in scope and only is meant to provide a cause of action against investment advisors who charge *excessive* fees. *See, e.g., Kamen v. Kemper Fin. Servs.,* 908 F.2d 1338, 1339-40 (7th Cir.1990) (*rev'd on other grounds,* 500 U.S. 90, 111 S.Ct. 1711, 114 L.Ed.2d 152 (1991)); *Migdal,* 248 F.3d at 328. To conclude that *any* fee is excessive merely because investment advisors allegedly have breached some other fiduciary duty is inconsistent with the meaning of the statute and thus is rejected by the Court.

[3] However, even if the scope of Section 36(b) can be extended to provide a cause of action against investment advisors who breach any fiduciary duty, the Mutchkas' claim still must fail because it has not been brought derivatively. The plain language of Section 36(b) provides that a claim may only be brought by the SEC or "by a security holder of such registered investment company *on behalf of such company* ...." 15 U.S.C. § 80a- 35(b) (emphasis added); *Olmsted v. Pruco Life Ins. Co. of New Jersey,* 283 F.3d 429, 433 (2d Cir.2002) ("Congress explicitly provided in § 36(b) of the ICA for a private right of derivative action for investors ...."). Furthermore, to the extent that state law governs the issue of shareholder standing, [FN7] Massachusetts law [FN8] is in accord and requires claims for breach of a fiduciary duty to be brought derivatively. *Jernberg v. Mann,* 358 F.3d 131, 135 (1st Cir.2004) (explaining that, under Massachusetts law, "[a] director or officer of a corporation does not occupy a fiduciary relation to individual stockholders"); *See Cigal v. Leader Dev. Corp.,* 408 Mass. 212, 557 N.E.2d 1119, 1123 (Mass.1990).

*4 Since the same substantive defect would inhere whether the Mutchkas' Section 36(b) claim is asserted in an individual or derivative capacity, leave to replead is denied, and the claim is dismissed with prejudice.

2. Section 36(a)

[4] Claim three of the Complaint asserts a cause of action under Section 36(a) of the ICA, 15 U.S.C. § 80a-35(a). Defendants move to dismiss this claim because there is no express or implied private right of action under that section. (Mot., pp. 10-11.) The Mutchkas recognize that the statute does not provide an express private right of action, but argue that "courts in nearly every circuit have implied [private rights of action] under section 36(a) of the ICA." (Opp'n, p. 15.)

Section 36(a) addresses breaches of fiduciary duties that involve "personal misconduct." 15 U.S.C. § 80a-35(a). The statute specifically states that "[t]he [Securities and Exchange] Commission is authorized to bring an action" to enforce the provision. *Id.* The statute does not authorize private individuals to do the same.

[5] Nevertheless, many courts have found that an implied private right of action exists under Section 36(a). *Fogel v. Chestnutt,* 668 F.2d 100, 111-12 (2d Cir.1981); *McLachlan v. Simon,* 31 F.Supp.2d 731, 737 (N.D.Cal.1998); *Young v. Nationwide Life Ins. Co.,* 2 F.Supp.2d 914, 925 (S.D.Tex.1998); *Strougo v. Scudder, Stevens, & Clark, Inc.,* 964 F.Supp. 783, 798 (S.D.N.Y.1997). [FN9] In each of these

cases, the courts placed considerable weight on the purpose and legislative history of the ICA. This analysis was proper under the United States Supreme Court's decision in *Cort v. Ash,* 422 U.S. 66, 95 S.Ct. 2080, 45 L.Ed.2d 26 (1975), which instructed courts to consider four factors in determining whether an implied right of action exists. [FN10]

In 2001, however, the Supreme Court clarified the proper analysis when a court is presented with the question of whether an implied private right of action exists. The Court explained:

> Like substantive federal law itself, private rights of action to enforce federal law must be created by Congress. The judicial task is to interpret the statute Congress has passed to determine whether it displays an intent to create not just a private right but also a private remedy. Statutory intent on this latter point is determinative. Without it, a cause of action does not exist and courts may not create one, no matter how desirable that might be as a policy matter, or how compatible with the statute.

*Alexander v. Sandoval,* 532 U.S. 275, 286, 121 S.Ct. 1511, 149 L.Ed.2d 517 (2001) (citations omitted). Therefore, "it is clear that the critical inquiry is whether Congress intended to create a private right of action." *Walls v. Wells Fargo Bank, N.A.,* 276 F.3d 502, 508 (9th Cir.2002).

Despite the authority cited by the Mutchkas, cases decided after *Sandoval* have refused to find an implied private right of action in the ICA. *See, e.g., Olmsted,* 283 F.3d at 432 ("No provision of the ICA explicitly provides for a private right of action for violations of either § 26(f) or § 27(i), and so we must presume that Congress did not intend one."). This Court is persuaded by the reasoning in *Olmsted* and finds that Congress did not intend to create a private right of action in Section 36(a). To be sure, "Congress certainly knows how to create a private right of action when it wants to ...." *Walls,* 276 F.3d at 508-09. The fact that the legislature created a private right of action in Section 36(b), but not in Section 36(a), is particularly instructive because "Congress's explicit provision of a private right of action to enforce one section of a statute suggests that omission of an explicit private of right to enforce other sections was intentional." *Olmsted,* 283 F.3d at 433. [FN11]

*5 Defendants' motion to dismiss Claim three is granted with prejudice.

3. Section 47(b)

[6] Claim five of the Complaint asserts a cause of action under ICA § 47(b), which provides that "[a] contract that is made, or whose performance involves, a violation of this subtitle, or of any rule, regulation, or order thereunder, is unenforceable by either party ...." 15 U.S.C. § 80a-46(b). The parties agree that Section 47(b) is remedial in nature and does not itself provide a cause of action. (Mot., p. 13; Opp'n, p. 21.)

Since the Court has already determined that the Mutchkas' other ICA claims must be dismissed, the claim under Section 47(b) necessarily fails. *Tarlov v. Paine Webber Cashfund, Inc.,* 559 F.Supp. 429, 438 (D.Conn.1983) ( "[P]laintiff can seek relief under Section 47 only by showing a violation of some other section of the [ICA]."). Defendants' motion to dismiss Claim five is granted.

C. *State-law Claims for Breach of Fiduciary Duty and Negligence*

Finally, the Complaint asserts state-law causes of action for negligence and breach of fiduciary duty for Defendants' alleged failure to participate in class-action settlements. Defendants move to dismiss these claims because, they argue, Massachusetts law [FN12] requires them to be brought derivatively. (Mot., pp. 5-8.) The Mutchkas, on the other hand, contend that claims properly are brought as a direct action. (Opp'n, pp. 10-14.)

[7] Under Massachusetts law, "a shareholder may bring a direct action for injuries done to him in his individual capacity if he has an injury which is separate and distinct from that suffered by other shareholders." *Sarin v. Ochsner,* 48 Mass.App.Ct. 421, 721 N.E.2d 932, 934 (Mass.App.Ct.2000). If the injury merely is a reduction in the price of stock, then the suit must be derivative. *Lapidus v. Hecht,*

232 F.3d 679, 683 (9th Cir.2000) (applying Massachusetts law). In other words:

> A shareholder does not acquire standing to maintain a direct action when the alleged injury is inflicted on the corporation and the only injury to the shareholder is the indirect harm which consists of the diminution in the value of his or her shares.

*Id.* (*citing Elster v. Am. Airlines, Inc.*, 100 A.2d 219, 222 (Del.Ch.1953).)

[8] The Mutchkas attempt to avoid the conclusion that their claims must be brought derivatively by distinguishing mutual funds from stock ownership. According to the Mutchkas, "[b]ecause of the unique structure and operation of mutual funds and investment companies, it is the individual investors, rather than the funds, who directly suffer the consequences of Defendants' failure to ensure participation in securities class action settlements." (Opp'n, p. 11.) More specifically, the Mutchkas assert that "mutual funds are unlike conventional corporations in that any increase or decrease in fund assets is immediately passed on or allocated to the fund investors as of the date of the relevant recalculation of the [per share net asset value]." (*Id.*, p. 12.)

*6 The Court is unpersuaded that the distinction described by the Mutchkas is sufficient to transmute their claims from derivative to direct. Quite simply, the funds owned the securities and the funds were able to participate in class-action settlements. The fact that Defendants allegedly failed to ensure the participation injured the funds. The Mutchkas' injury is identical to every other investor's in that their pro rata share of the fund allegedly would have been more valuable had Defendants participated in the settlements.

Furthermore, the fact that the funds' per share net asset value ("NAV") is calculated daily does not make the alleged injury any more direct because the injury is not realized until an investors sells his or her shares of the fund. In that respect, mutual funds are no different than stock ownership, where the value of shares is calculated by the marketplace with each and every trade. [FN13]

The Court therefore finds that the Mutchkas' negligence and breach of fiduciary claims allege an injury to the funds, and thus must be brought derivatively. Defendants' motion to dismiss these claims is granted. The Court declines to grant leave to replead these claims on a derivative basis inasmuch as there is no longer any basis for federal jurisdiction in light of the rulings on the Section 36(a), Section 36(b), and Section 47(b) claims under the ICA. *McKinney v. Carey*, 311 F.3d 1198, 1201 n. 2 (9th Cir.2002).

IV. *CONCLUSION*

For the reasons stated above, Defendants' motion is granted in full, and the matter is dismissed with prejudice.

FN1. At oral argument, defendants advised that the equity-investment funds formerly under the umbrella of Pacific Investment Management Company ("PIMCO") have been reorganized under Allianz. PIMCO continues to serves as the umbrella for bond funds, but as noted below, PIMCO and the bond fund managers were voluntarily dismissed by the Mutchkas. *See* notes 3, 5 *infra*.

FN2. 15 U.S.C. § 80a-1, et seq.

FN3. Complaint, ¶ 11. PIMCO has been dismissed.

FN4. *Id.*, ¶¶ 13.A through 13.E.

FN5. *Id*, ¶ 12. A number of these individuals, including the lead defendant Brent R. Harris, have been dismissed.

FN6. The Court assumes this to be the case for its analysis, and if discovery proves otherwise, there would be obvious jurisdictional consequences. *See* discussion in text, *infra*.

FN7. Although the Ninth Circuit never has addressed the issue, the Second Circuit has held that "the ICA lacks sufficient indicia of Congressional intent for courts to fashion nationwide legal standards to overcome the presumption that state-law rules on questions of corporation law will be applied." *Strougo v. Bassini,* 282 F.3d 162, 169 (2d Cir.2002) (*citing Kamen,* 500 U .S. at 98-99).

FN8. The parties do not dispute that the funds are established under Massachusetts and thus Massachusetts law controls questions of state law. (*See* Mot., p. 17; Opp'n, p. 10.)

FN9. Other courts have found implied private rights of action under other sections of the ICA.

FN10. These factors are: (1) "is the plaintiff one of the class for whose especial benefit the statute was enacted?"; (2) "is there any indication of legislative intent, explicit or implicit, either to create such a remedy or to deny one?"; (3) "is it consistent with the underlying purposes of the legislative scheme to imply such a remedy for the plaintiff?"; and (4) "is the cause of action one traditionally relegated to state law, in an area basically the concern of the States, so that it would be inappropriate to infer a cause of action based solely on federal law?" *Cort,* 422 U.S. at 78 (internal citations omitted).

FN11. The fact that *Olmsted* dealt with different sections of the ICA does not detract from the applicability of its statutory analysis here.

FN12. *See* note 8, *supra.*

FN13. Indeed, at oral argument, the Mutchkas acknowledged that there are funds that trade on national exchanges which are priced just this way.

2005 WL 1414304 (C.D.Cal.)

**Motions, Pleadings and Filings (Back to top)**

- 8:05cv00034 (Docket) (Jan. 10, 2005)

END OF DOCUMENT

ORIGINAL

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF TEXAS
DALLAS DIVISION


U.S. DISTRICT COURT
NORTHERN DISTRICT OF TEXAS
FILED
JUN 23 2005
CLERK, U.S. DISTRICT COURT
By
Deputy

**AVO HOGAN and JULIAN W. MEADOWS, On Behalf of Themselves and All Others Similarly Situated,**

**Plaintiffs,**

**v.**

**BOB R. BAKER, et al.,**

**Defendants.**

**Civil Action No. 3:05-CV-73**

**ORDER GRANTING DEFENDANTS' MOTION TO EXTEND TIME TO REPLY**

The Court considered the Agreed Joint Motion of Defendants To Extend Time to Reply in Support of the motion to dismiss.

After considering the Motion, and noting it is agreed, the Court GRANTS the Motion to extend the time for Defendants to Reply until June 29, 2005.

SIGNED ON THE 23rd DAY OF June, 2005.

UNITED STATES DISTRICT JUDGE